SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MENTOR GRAPHICS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Without Par Value,
Having an Exercise Price of Greater than $25.00
(Title of Class of Securities)

587200106
(CUSIP Number of Class of Securities)

Dean Freed
Vice President and General Counsel
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777
(503) 685-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Filing Person)

Copy to:
Stuart Chestler
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, OR 97204-1268
(503) 294-9500

CALCULATION OF FILING FEE

Transaction	Amount of
Valuation: $9,558,347*	Filing Fee: $1,911.67

____________________
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 511,708 shares of common stock of Mentor Graphics Corporation having an aggregate value of $9,558,347 as of November 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11a2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable
Form or Registration No.: Not applicable.	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

            The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated November 30, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)   The name of the issuer is Mentor Graphics Corporation, an Oregon corporation (the “Company”). The address of the Company’s principal executive office is 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777, (503) 685-7000. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Mentor Graphics Corporation”) is incorporated herein by reference.

(b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible option holders to exchange all options currently outstanding under the Company’s 1986 Stock Plan (the “1986 Plan”) to purchase shares of the Company’s common stock, without par value, granted with an exercise price of more than $25.00 per share (the “Eligible Options”), for new options that will be granted under the 1986 Plan (the “New Options”). Holders of Eligible Options who received additional options in the last six months must also exchange those additional options to participate in this offer. The offer is made on the terms and subject to the conditions set forth under “The Offer” and “Summary Term Sheet” in the Offer to Exchange and in the related Option Exchange Election Form. Employees are eligible to participate in the offer if they are employees of the Company as of November 30, 2001 and remain employees through the date on which the New Options are granted. Members of the Company’s Board of Directors are not eligible to participate in this offer. The Company’s executive officers are also not eligible to participate in this offer.

            In the aggregate, there are 432,450 shares of the Company’s common stock underlying the Eligible Options and 79,258 shares of the Company’s common stock underlying additional options granted in the last six months that are subject to this offer. The number of shares of common stock subject to the New Options will be equal to the number of shares of common stock subject to the options that are accepted for exchange and cancelled. Only options for all of the shares of common stock subject to a particular option grant can be exchanged. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)   The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)   The Company is the filing person and the information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)   The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)   The Company’s directors and executive officers are not eligible to participate in the offer.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)   The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The 1986 Plan attached hereto as Exhibit (d)(1) and the form of option agreement attached hereto as Exhibit (d)(2) contain information regarding the subject securities and are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)   The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)   The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)   The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)   The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated

(a)   Not applicable.

Item 10. Financial Statements.

(a)   The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Mentor Graphics Corporation”) and Section 16 (“Additional Information”), and in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001 and (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001, which contain the Company’s financial statements, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)   Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated November 30, 2001.

(a)(2)	Form of Option Exchange Election Form.

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Letter to Eligible Option Holders.

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference.

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Mentor Graphics Corporation 1986 Stock Plan.

(d)(2)	Form of Option Agreement issued pursuant to the Mentor Graphics Corporation 1986 Stock Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001                   MENTOR GRAPHICS CORPORATION

By /s/ DEAN FREED Dean Freed Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated November 30, 2001.

(a)(2)	Form of Option Exchange Election Form.

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.

(a)(4)	Form of Letter to Eligible Option Holders.

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001 and incorporated herein by reference.

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Mentor Graphics Corporation 1986 Stock Plan.

(d)(2)	Form of Option Agreement issued pursuant to the Mentor Graphics Corporation 1986 Stock Plan.

(g)	Not applicable.

(h)	Not applicable.